December 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (240) 744-5801

W. Edward Walter
Chief Executive Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817-1109

      Re: Host Hotels & Resorts, Inc.
              Definitive 14A
              Filed April 10, 2007
              File No. 001-14625

Dear Mr. Walter:

       We have reviewed your response letter dated October 22, 2007, and have the following comments. Please respond to our comments by December 18, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment no. 3 and that the total target compensation for the 2006-2008 Plan fell between the 30th to the 73rd percentiles in the size-based real estate group and 50th to 90th percentiles in the general industry sample. Please revise your disclosure in future filings to be more specific as to the actual percentile most closely related to the amounts you paid.

2. We note your response to comment no. 5 and that you propose adding a general discussion as to how the individual performance objectives are tied to an officer's role in implementing your proprietary business plan. Please revise your disclosure in future filings to provide additional detail and analysis of how individual performance contributed to actual compensation paid to the named executive officers. For example, please briefly describe the specific individual performance objectives as well as how they are tied to an officer's role in implementing the company's business plan. See Item 402(b)(2)(vii) of Regulation S-K.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Scott Herlihy (*via facsimile*)
        Latham & Watkins LLP